Christopher Werner, CEO

American Condor Resources, Corp

July 15, 2020

July 15, 2020

CONFIDENTIAL

VIA EDGAR FILING

Ruari Regan

James Lopez, Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

Washington, D.C. 20549

Re: American Condor Resources, Corp –

Withdrawal of  Offering Circular on Fore 1-A, Amended on June 1, 2020, File No. 024-11025

Dear Messrs. Regan and Lopez:

This correspondence informs the Commission that the issuer, American

Condor Resources Corporation is formally withdrawing on this Form 1-A-W,

the amendment on Form 1-A dated and filed on June 1, 2020 under File No.

024-11025 titled “Amendment No. 4.” The issuer is no longer seeking qualification of this specific Form 1-A filing until issues with “perfecting” and

“valuing” various concessions held by XCRC, as previously outlined by the Staff in previous correspondence can be effectively secured.

If we can be of further assistance, please do not hesitate to contact me at

920-207-0100 or at cwerner@amcondor.com.

Sincerely,

/s/ Christopher Werner

Christopher Werner, Chairman and CEO

cc: James R. Simmons, Esq.

Simmons Associates, Ltd.

Alberto Washington